SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

ZS Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98979G 105
(CUSIP Number)

Adiah Ferron Reid

1800 Concord Pike

Wilmington, DE 19850-5437

Telephone: (302) 886-3000

Copies to:

Marc O. Williams, Esq.

Brian Wolfe, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (302) 886-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Page 2 of 29 Pages

1.	Name of Reporting Person AstraZeneca PLC
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,245,661(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,245,661(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)
14.	Type of Reporting Person HC

(1)	Beneficial ownership of the Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of this percentage is based on 25,268,932 shares of Common Stock outstanding as of November 5, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 3 of 29 Pages

1.	Name of Reporting Person AstraZeneca Intermediate Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,245,661(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,245,661(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)
14.	Type of Reporting Person HC

(1)	Beneficial ownership of the Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of this percentage is based on 25,268,932 shares of Common Stock outstanding as of November 5, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 4 of 29 Pages

1.	Name of Reporting Person AstraZeneca UK Limited
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,245,661(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,245,661(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)
14.	Type of Reporting Person HC

(1)	Beneficial ownership of the Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of this percentage is based on 25,268,932 shares of Common Stock outstanding as of November 5, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 5 of 29 Pages

1.	Name of Reporting Person AstraZeneca Treasury Limited
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,245,661(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,245,661(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of this percentage is based on 25,268,932 shares of Common Stock outstanding as of November 5, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 6 of 29 Pages

1.	Name of Reporting Person AstraZeneca Holdings BV
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,245,661(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,245,661(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)
14.	Type of Reporting Person HC

(1)	Beneficial ownership of the Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of this percentage is based on 25,268,932 shares of Common Stock outstanding as of November 5, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 7 of 29 Pages

1.	Name of Reporting Person Zeneca Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,245,661(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,245,661(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of this percentage is based on 25,268,932 shares of Common Stock outstanding as of November 5, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 8 of 29 Pages

1.	Name of Reporting Person Zeneca, Inc.
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,245,661(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,245,661(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of this percentage is based on 25,268,932 shares of Common Stock outstanding as of November 5, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 9 of 29 Pages

1.	Name of Reporting Person Zanzibar Acquisition Corp.
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,245,661(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,245,661(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of this percentage is based on 25,268,932 shares of Common Stock outstanding as of November 5, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 10 of 29 Pages

SCHEDULE 13D

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.001 per share (“Shares”), of ZS Pharma, Inc., a Delaware corporation (the “Issuer”). The principal executive office of Issuer is located at 1100 Park Place, Suite 300, San Mateo, California 94403.

Item 2. Identity and Background

This Schedule 13D is being jointly filed by (i) Zanzibar Acquisition Corp. (“Purchaser”), a Delaware corporation wholly owned by Zeneca, Inc., (ii) Zeneca, Inc. (“Parent”), a Delaware corporation and wholly owned subsidiary of Zeneca Holdings, Inc., (iii) Zeneca Holdings, Inc., a Delaware corporation and wholly owned subsidiary of AstraZeneca Holdings BV, (iv) AstraZeneca Holdings BV, a private limited liability company organized under the laws of the Netherlands and a wholly owned subsidiary of AstraZeneca Treasury Limited, (v) AstraZeneca Treasury Limited, a private limited company organized in the United Kingdom and a wholly owned subsidiary of AstraZeneca UK Limited, (vi) AstraZeneca UK Limited, a private limited company organized in the United Kingdom and a wholly owned subsidiary of AstraZeneca Intermediate Holdings Limited, (vii) AstraZeneca Intermediate Holdings Limited, a private limited company organized in the United Kingdom and a wholly owned subsidiary of AstraZeneca PLC and (viii) AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“Ultimate Parent” and, collectively with each of the entities listed in (i) through (viii) above, the “Reporting Persons”).

A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 3 hereto. As a result of the existing relationships described in the preceding paragraph and the transactions described in Item 3 and Item 4, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Ultimate Parent’s principal executive offices are located at 2 Kingdom Street, London, England W2 6BD United Kingdom. The telephone number of the Ultimate Parent is +44 20 7604 8000. Ultimate Parent is a holding company which, through its subsidiaries, is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialization of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. The Ultimate Parent operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

The principal executive offices of Parent and Zeneca Holdings, Inc. are located at 1800 Concord Pike, Wilmington, Delaware 19850. The principal executive offices of AstraZeneca Treasury Limited, AstraZeneca UK Limited, and AstraZeneca Intermediate Holdings Limited are 2 Kingdom Street, London, England W2 6BD. The principal executive offices of AstraZeneca Holdings BV are located at Louis Pasteurlaan 5, 2719 EE, Zoetermeer, Holland. Each of these entities are subsidiaries of the Ultimate Parent and engage in the discovery, development and commercialization of pharmaceutical products.

Purchaser’s principal offices are located at 1209 Orange Street, Wilmington, Delaware 19801. The telephone number of Purchaser is (302) 886-3000. Purchaser is a wholly owned subsidiary of Parent. Purchaser was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and has not engaged in any activities other than those incidental to its formation and the transactions contemplated by the Merger Agreement and the Tender and Support Agreement (each defined below).

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Persons is set forth on Schedule A. During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds

On November 5, 2015, Parent, Purchaser and Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, within ten business days after the initial public

Page 11 of 29 Pages

announcement of the transactions contemplated by the Merger Agreement, Purchaser and Parent will commence a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $90.00 per Share net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Purchaser’s obligation to accept for payment the Shares tendered in the Offer is conditioned upon, among other things, there being validly tendered and not validly withdrawn, prior to the expiration of the Offer, a number of Shares (excluding Shares tendered pursuant to notices of guaranteed delivery for which Shares have not been delivered) that, when added to the Shares owned by the Parent and its subsidiaries, represent one Share more than half of all the Shares outstanding as of the date and time of the acceptance for payment of Shares pursuant to the terms and conditions of the Offer (such time, the “Acceptance Time” and such condition, the “Minimum Condition”).

As soon as practicable following the Acceptance Time and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with applicable law, Purchaser will merge with and into Issuer (the “Merger”), with Issuer as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (other than shares held by Issuer, any of its subsidiaries, Parent, Purchaser or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the Offer Price in cash, without interest and less any required withholding taxes. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1 and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, each of Alta Partners VIII, L.P., Devon Park Bioventures, L.P., Devon Park Associates, L.P., Sofinnova Venture Partners VIII, L.P., D. Jeffrey Keyser and Alvaro Guillem (each, a “Supporting Stockholder”) entered into a tender and support agreement, dated January 7, 2012, with Issuer, Parent and Purchaser (the “Tender and Support Agreement”). Pursuant to the Tender and Support Agreement, each Supporting Stockholder has agreed to tender in the Offer all Shares (including any Shares acquired by such Supporting Stockholder after the date of the Tender and Support Agreement, whether upon the exercise of options to purchase Issuer’s stock, restricted stock units or options granted under ESPP or otherwise) beneficially owned by the Supporting Stockholder. Collectively, the Supporting Stockholders had beneficial ownership, as of November 5, 2015, of an aggregate of 6,245,661 Shares or approximately 24.7% of the Shares.

Pursuant to the Tender and Support Agreement, the Supporting Stockholders have also agreed not to, directly or indirectly, subject to certain exceptions, (i) create or permit to exist any encumbrance, other than those permitted by the Tender and Support Agreement, on any of such Supporting Stockholder’s Shares; (ii) transfer, sell, assign, gift, hedge, pledge or otherwise dispose of, or enter into any derivative arrangement with respect to any of such Supporting Stockholder’s Shares, or any right or interest therein; (iii) enter into any contract with respect to any transfer of such Supporting Stockholder’s Shares or any interest therein; (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any such Supporting Stockholder’s Shares; (v) deposit or permit the deposit of any of such Supporting Stockholder’s Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Supporting Stockholder’s Shares; or (vi) take or permit any other action that would in any way restrict, limit or interfere with the performance of such Supporting Stockholder’s obligations under the Tender and Support Agreement in a material way, or otherwise make any representation or warranty of such Supporting Stockholder pursuant to the Tender and Support Agreement untrue or incorrect if such action had occurred on or prior to the date of the Tender and Support Agreement. The Supporting Stockholders have also agreed to forever waive and not exercise any appraisal rights or dissenters’ rights and to comply with specified non-solicitation provisions.

The Tender and Support Agreement is subject to termination automatically with respect to a particular Supporting Stockholder, without any notice or other action by any party to the Tender and Support Agreement, upon the first to occur of: (i) the valid termination of the Merger Agreement in accordance with its terms; (ii) an Adverse Recommendation Change (as defined in the Merger Agreement); (iii) the Merger Effective Time; (iv) the entry, without the prior written consent of any Supporting Stockholder, into any amendment or modification to the Merger Agreement or any waiver of any of Issuer’s rights under the Merger Agreement, in each case that results in a decrease in the Offer Price; or (v) the mutual written consent of the Parent and such Supporting Stockholder. The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which is attached as Exhibit 2 and incorporated herein by reference. Schedule B lists the names and number of Shares that are beneficially held by each Supporting Stockholder and subject to this Schedule 13D.

Page 12 of 29 Pages

Item 4. Purpose of the Transaction

The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, Issuer. The Offer, as the first step in the acquisition of Issuer, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Issuer not purchased pursuant to the Offer or otherwise and to cause Issuer to become a wholly owned subsidiary of Parent.

The Shares acquired in the Offer will be canceled in the Merger and the capital stock of Issuer as the surviving corporation will be the capital stock of Purchaser. Issuer will use its commercially reasonable efforts to ensure that each of its directors immediately prior to the Merger Effective Time will resign as of the Merger Effective Time. At the Merger Effective Time, the directors of the Purchaser immediately prior to the Merger Effective Time will be directors of Issuer as the surviving corporation, and the officers of the Purchaser immediately prior to the Merger Effective Time will be the officers of Issuer as the surviving corporation. Upon completion of the Merger, the Shares currently listed on the NASDAQ will cease to be listed on the NASDAQ and will subsequently be deregistered under the Exchange Act.

It is expected that, initially following the Merger, the business and operations of Issuer will be continued substantially as they are currently being conducted. Upon completion of the Offer, Purchaser will merge with and into Issuer, which will continue as the surviving corporation and a wholly owned subsidiary of the Parent. Ultimate Parent and Parent intend to conduct a comprehensive review of Issuer’s business, operations, capitalization and management with a view to optimizing development of Issuer’s potential in conjunction with Ultimate Parent’s business. Parent will continue to evaluate the business and operations of Issuer during and after the consummation of the Offer and prior to the Merger Effective Time and, following the Merger, will take such actions as it deems appropriate under the circumstances then existing.

Except as described above and except for the transactions contemplated in the Merger Agreement, Purchaser has no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Issuer or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any change in the management or board of directors of the Issuer, (iii) any material change in Issuer’s capitalization or dividend policy, (iv) any other material change in Issuer’s corporate structure or business, (v) any class of equity securities of Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vi) any class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

Item 3 is incorporated by reference into this Item 4. Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, Parent has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer

(a), (b)

Other than those Shares that may be deemed to be beneficially owned by operation of the Support Agreement, the Reporting Persons do not beneficially own any Shares.

As a result of the Support Agreement, and assuming no further exercise of the options to acquire Shares and restricted stock units, Parent may be deemed to have the power to vote up to 6,245,661 Shares in favor of approval of the Merger or in connection with certain other matters described in Item 3 above, and thus, each Reporting Person may be deemed to be the beneficial owner of 6,245,661 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 24.7% of the issued and outstanding Shares as of November 5, 2015 (as represented by Issuer in the Merger Agreement). The Reporting Persons (i) are not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Support Agreement, except as otherwise expressly provided in the Support Agreement and (ii) disclaim all beneficial ownership of such Shares.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Shares.

Page 13 of 29 Pages

(c)

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)

Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger dated November 5, 2015, among ZS Pharma, Inc., Zeneca, Inc. and Zanzibar Acquisition Corp.

Exhibit 2	Form of Tender and Support Agreement dated November 5, 2015, among Zeneca, Inc., Zanzibar Acquisition Corp. and each of the persons set forth on Schedule A thereto.

Exhibit 3	Joint Filing Agreement, dated November 13, 2015 by and among the Reporting Persons.

Page 14 of 29 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: November 13, 2015

ZANZIBAR ACQUISITION CORP.

By:	/s/ Richard J. Kenny
	Name:	Richard J. Kenny
	Title:	Chairman, President and Treasurer

ZENECA, INC.

By:	/s/ Ann Booth-Barbarin
	Name:	Ann Booth-Barbarin
	Title:	Assistant Secretary

ASTRAZENECA PLC

By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary

Page 15 of 29 Pages

SIGNATURES (CONT.)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: November 13, 2015

ZENECA HOLDINGS, INC.

By:	/s/ Ann Booth-Barbarin
	Name:	Ann Booth-Barbarin
	Title:	Assistant Secretary

ASTRAZENECA HOLDINGS BV

By:	/s/ Henry Phillips
	Name:	Henry Phillips
	Title:	Director

ASTRAZENECA TREASURY LIMITED

By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Director

ASTRAZENECA UK LIMITED

By:	/s/ Marc Dunoyer
	Name:	Marc Dunoyer
	Title:	Director

ASTRAZENECA INTERMEDIATE HOLDINGS LIMITED

By:	/s/ Marc Dunoyer
	Name:	Marc Dunoyer
	Title:	Director

Page 16 of 29 Pages

 SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF
ASTRAZENECA PLC, ASTRAZENECA INTERMEDIATE HOLDINGS, ASTRAZENECA UK LIMITED, ASTRAZENECA TREASURY LIMITED, ASTRAZENECA HOLDINGS BV, ZENECA HOLDINGS, INC., ZENECA, INC. AND ZANZIBAR ACQUISITION CORP.

Directors and Executive Officers of Ultimate Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of Ultimate Parent and the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Ultimate Parent. Unless otherwise indicated, the current business address of each person is 2 Kingdom Street, London, England W2 6BD United Kingdom.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Directors
Leif Johansson	Sweden	Leif Johansson has served as a Director of AstraZeneca PLC since April 2012 and as the Non-Executive Chairman of the Board of AstraZeneca PLC since June 2012. Mr. Johansson currently serves as the Chairman of L.M. Ericsson, a position he has held since April 2011. From 1997 to 2011, he was Chief Executive Officer of AB Volvo. Prior to that, Mr. Johansson served at AB Electrolux, latterly as Chief Executive Officer from 1994 to 1997. He was a Non-Executive Director of Bristol-Myers Squibb from 1998 to September 2011, serving on the board’s audit committee, and compensation and management development committee. He holds an M.Sc. in engineering from Chalmers University of Technology, Gothenburg.
Pascal Soriot	France	Pascal Soriot has served as Executive Director and Chief Executive Officer of AstraZeneca PLC since October 2012. From 2012 to September 2012, Mr. Soriot served as the Chief Operating Officer of Roche’s pharmaceuticals division, prior to which he served as the Chief Executive Officer of Genentech, a biologics business. Mr. Soriot is a doctor of veterinary medicine (École Nationale Vétérinaire d’Alfort, Maisons-Alfort) and holds an MBA from HEC, Paris.
Marc Dunoyer	France	Marc Dunoyer has served as a Director and Chief Financial Officer of AstraZeneca PLC since November 2013. Mr. Dunoyer joined AstraZeneca PLC in 2013, serving as Executive Vice-President, Global Product and Portfolio Strategy (“GPPS”), from June to October 2013. Prior to that, he served as the Global Head of Rare Diseases of GlaxoSmithKline and, concurrently, as the Chairman of GlaxoSmithKline Japan until June 2013. He holds an MBA from HEC, Paris and a Bachelor of Law degree from Paris University.
Rudy Markham	United Kingdom	Rudy Markham has served as a Director of AstraZeneca PLC since September 2008 and as Senior Independent Non-Executive Director since April 2015. Mr. Markham is currently the Chairman and a Non-Executive Director of Moorfields Eye Hospital NHS Foundation Trust and a non-executive member of the boards of United Parcel Services, Inc., and Legal & General

Page 17 of 29 Pages

plc. He is also a non-executive member of the operating and supervisory boards of the UK Foreign and Commonwealth Office, Chairman of the supervisory board of Corbion NV (formerly CSM NV), a Fellow of the Chartered Institute of Management Accountants and a Fellow of the Association of Corporate Treasurers. He served as a Non-Executive Director of the UK Financial Reporting Council from 2007 to 2012. Mr. Markham’s current business address is 162 City Rd, London EC1V 2PD, United Kingdom.
Cornelia Bargmann	United States	Cornelia Bargmann has served as a Non-Executive Director of AstraZeneca PLC since April 2015. Dr. Bargmann currently serves as the Torsten N. Wiesel Professor and head of the Lulu and Anthony Wang Laboratory of Neural Circuits and Behavior at Rockefeller University. She has been a Howard Hughes Medical Institute investigator since 1995. She pursued a postdoctoral fellowship with H. Robert Horvitz at MIT until 1991, when she accepted a faculty position in the Department of Anatomy at the University of California, San Francisco, spending 13 years there, latterly as Vice-Chair of the department. Dr. Bargmann’s current business address is 1230 York Avenue, New York, New York.
Geneviève Berger	France	Geneviève Berger has served as a Non-Executive Director of AstraZeneca PLC since April 2012. Ms. Berger currently serves as the Chief Research Officer of Firmenich SA and previously served as the Chief Science Officer at Unilever PLC and a member of the Unilever Leadership Executive from 2008 until April 2014. Ms. Berger was appointed Professor of Medicine at Université Pierre et Marie Curie, Paris in 2006. From 2003 to 2008, Ms. Berger was Professor and Hospital Practitioner at l’Hôpital de la Pitié-Salpêtrière, Paris. Previous positions Ms. Berger has held include Director of the Biotech and Agri-Food Department, Head of the Technology Directorate at the French Ministry of Research and Technology (1998-2000); Director General, Centre National de la Recherche Scientifique (2000-2003); and Chairman of the Health Advisory Board of the EU Commission (2006-2008). Ms. Berger was a non-executive board member of Unilever from 2007 to 2008 and has been a non-executive director of Smith & Nephew plc since 2010. Ms. Berger’s current business address is Route des Jeunes, 1 CH - 1211 Geneva 8, Switzerland.
Bruce Burlington	United States	Bruce Burlington has served as a Non-Executive Director of AstraZeneca PLC since August 2010. Mr. Burlington currently serves as a consultant, prior to which he held various positions at Wyeth (now part of Pfizer). Prior to joining Wyeth, Mr. Burlington spent 17 years and the Food & Drug Administration. His current business address is 222 Kent Oaks Way, Gaithersburg, Maryland 20878.
Ann Cairns	United Kingdom	Ann Cairns has served as a Non-Executive Director of AstraZeneca PLC since April 2014. Ms. Cairns currently serves as the President, International Markets, at MasterCard. Prior to joining MasterCard in 2011, Ms. Cairns oversaw the European liquidation of Lehman Brothers Holdings International and was the Chief Executive, Transaction Banking at ABN AMRO. She holds a B.Sc. in Pure Mathematics from Sheffield University and

Page 18 of 29 Pages

an M.Sc. with research into medical statistics from Newcastle University in the United Kingdom. Ms. Cairns’ current business address is 10 Upper Bank Street, Canary Wharf, London E14 5NP United Kingdom.
Graham Chipcase	United Kingdom	Graham Chipcase has served as a Non-Executive Director of AstraZeneca PLC since April 2012. Mr. Chipcase currently serves as the Chief Executive Officer of global consumer packaging company, Rexam PLC, a position he has held since 2010 after serving at Rexam as Group Director, Plastic Packaging, and Group Finance Director. Previously, he was the Finance Director of Aerospace Services at the global engineering group GKN PLC from 2001 to 2003. Mr. Chipcase is a Fellow of the Institute of Chartered Accountants in England and Wales and holds an MA (Hons) in Chemistry from Oriel College, Oxford. Mr. Chipcase’s current business address is 4 Millbank, London SW1P 3XR United Kingdom.
Jean-Philippe Courtois	France	Jean-Philippe Courtois has served as a Non-Executive Director of AstraZeneca PLC since February 2008. Mr. Courtois currently serves as the President of Microsoft International and previously served as the Chief Executive Officer and President of Microsoft EMEA. Mr. Courtois has also served as Co-Chairman of the World Economic Forum’s Global Digital Divide Initiative Task Force and on the European Commission Information and Communication Technology Task Force. His current business address is 39 Quai du Président Roosevelt, 92130 Issy-les-Moulineaux, France.
Shriti Vadera	United Kingdom	Shriti Vadera has served as a Non-Executive Director of AstraZeneca PLC since January 2011. Ms. Vadera currently serves as the Chairman of Santander UK plc. In addition, she has previously served as a Non-Executive Director of BHP Billiton. Her current business address is 2 Triton Square, Regent’s Place, London NW1 3AN, United Kingdom.
Marcus Wallenberg	Sweden	Marcus Wallenberg has served as a Non-Executive Director of AstraZeneca PLC since April 1999. He currently serves as Chairman of the Board of Directors of Skandinaviska Enskilda Banken. He is a member of the boards of Investor AB, Temasek Holdings Limited, and the Knut and Alice Wallenberg Foundation. Mr. Wallenberg’s current business address is S-106 40, Stockholm, Sweden.
Officers
Pascal Soriot	Sweden	See information provided above.
Marc Dunoyer	France	See information provided above.
Adrian Kemp	United Kingdom	Adrian Kemp currently serves as the Company Secretary of AstraZeneca PLC, a position he has held for the past five years.
Pam Cheng	United States	Pam Cheng serves as the Executive Vice-President, Operations and Information Technology, for AstraZeneca PLC. Prior to joining AstraZeneca PLC, Ms. Cheng served as the President of MSD China until June 2015. Ms Cheng has spent 14 years in Global Manufacturing and Supply Chain roles at Merck/MSD.

Page 19 of 29 Pages

She was the Head of Global Supply Chain Management & Logistics for Merck from 2006 to 2011 and led the transformation of Merck supply chains across the global supply network. Prior to joining Merck, Ms. Cheng held various Engineering and Project Management positions at Universal Oil Products, Union Carbide Corporation and GAF Chemicals. Ms. Cheng holds Bachelor’s and Master’s degrees in Chemical Engineering from Stevens Institute of Technology in New Jersey and an MBA in Marketing from Pace University in New York. Her current business address is One MedImmune Way, Gaithersburg, Maryland 20878.
Fiona Cicconi	Italy	Fiona Cicconi currently serves as the Executive Vice-President of Human Resources of AstraZeneca PLC. Prior to joining AstraZeneca PLC, Ms. Cicconi served as the Vice-President of Human Resources of Roche from August 2011 until August 2014 and as the Vice-President of Human Resources for Roche S.p.A from September 2006 until August 2011. Ms. Cicconi started her career at General Electric where she held various human resources roles within the Oil & Gas business. She also spent a number of years at Cisco before joining Roche. Her current business address is 2 Kingdom Street, London, W2 6BD.
Bahina Jallal	United States	Bahina Jallal currently serves as the Executive Vice-President of MedImmune, a role she has held for the past five years. Prior to joining AstraZeneca, Ms. Jallal worked with Chiron Corporation where she served as Vice-President, Drug Assessment and Development. She received a Master’s degree in Biology from the Université de Paris VII and her doctorate in physiology from the Université Pierre et Marie Curie, Paris. She conducted her post-doctoral research at the Max-Planck Institute of Biochemistry in Martinsried, Germany. Ms. Jallal is a member of the American Association of Cancer Research, the American Association of Science, the Pharmacogenomics Working Group and the Board of Directors of the Association of Women in Science. Ms. Jallal’s current business address is One MedImmune Way, Gaithersburg, Maryland 20878.
Mark Mallon	United States	Mark Mallon currently serves as the Executive Vice-President, International, of AstraZeneca PLC, a position he has held for the past five years. Since joining AstraZeneca in 1994, Mr. Mallon has held multiple senior sales and marketing roles, including Regional Vice-President for Asia Pacific, President of AstraZeneca’s Chinese and Italian subsidiaries, Chief Operating Officer of AstraZeneca’s Japanese subsidiary and Vice-President of AstraZeneca’s US gastrointestinal and respiratory businesses. He has served as a member of the Board of Directors for Christiana Care, the largest hospital system in Delaware, and an Executive Committee Member for R&D-based Pharmaceutical Association Committee, the China industry association for innovative pharmaceutical companies. He holds a Degree in Chemical Engineering from the University of Pennsylvania and an MBA in Marketing and Finance from the Wharton School of Business, Pennsylvania. Mr. Mallon’s current business address is 2 Kingdom Street, London, W2 6BD.
Jeffrey Pott	United States	Jeffrey Pott currently serves as the General Counsel of AstraZeneca PLC, a position he has held for the past five years.

Page 20 of 29 Pages

He joined AstraZeneca in 1995 and has worked in various litigation roles, where he has had responsibility for IP, anti-trust and product liability litigation. Before joining AstraZeneca, Mr. Pott spent five years at the US legal firm Drinker Biddle and Reath LLP, where he specialized in pharmaceutical product liability litigation and anti-trust advice and litigation. He received his Bachelor’s degree in Political Science from Wheaton College and his Juris Doctor Degree from Villanova University School of Law. Mr. Pott’s current business address is 1800 Concord Pike, Wilmington, Delaware 19803.
Katarina Ageborg	Sweden	Katarina Ageborg currently serves as the Chief Compliance Officer of AstraZeneca PLC, a position she has held for the past five years. Since joining AstraZeneca in 1998, she has held various senior legal roles supporting Commercial and Regulatory and most recently led the Global IP function from 2008 to 2011. Before joining AstraZeneca, she established her own law firm in Sweden and worked as a lawyer practicing on civil and criminal cases. Ms. Ageborg holds a Master of Law from Uppsala University School of Law in Sweden. Ms. Ageborg’s current business address is Pepparedsleden 1, 431 83 Mölndal, Sweden.
Sean Bohen	United States	Sean Bohen currently serves as the Executive Vice-President, Global Medicines Development, and Chief Medical Officer of AstraZeneca PLC. Prior to joining AstraZeneca PLC, Mr. Bohen served as a Senior Vice-President at Genentech until September 2015. Before joining Genentech, Mr. Bohen was a Clinical Instructor in Oncology at Stanford University School of Medicine, a research associate at the Howard Hughes Medical Institute and a postdoctoral fellow at the National Cancer Institute. He is a graduate of the University of Wisconsin and later earned his doctorate in Biochemistry and his medical degree at the University of California-San Francisco. Mr. Bohen’s current business address is One MedImmune Way, Gaithersburg, Maryland 20878.
Ruud Dobber	United Kingdom	Ruud Dobber currently serves as Executive Vice-President, Europe, of AstraZeneca PLC, a position he has held for the past five years. He served as Interim Executive Vice-President, GPPS from December 2013 until May 2014. Mr. Dobber joined AstraZeneca in 1997 and has held various senior commercial roles, including Regional Vice-President of AstraZeneca’s European, Middle East and African division and Regional Vice-President for the Asia Pacific region. Since 2012, he has been an Executive Committee Member of the European Federation of Pharmaceutical Industries and Associations (“EFPIA”). In 2011, he was Chairman of the Asia division of Pharmaceutical Research and Manufacturers of America. Mr. Dobber began his career as a scientist, researching in the field of immunology and ageing. He holds a doctorate in immunology from Leiden University in the Netherlands. Mr. Dobber’s current business address is 2 Kingdom Street, London, W2 6BD.
Paul Hudson	United Kingdom	Paul Hudson currently serves as the President of AstraZeneca US and as the Executive Vice-President, North America, of AstraZeneca PLC. Mr. Hudson has held these positions for the past five years. He joined AstraZeneca in 2006 as Vice-President and Primary Care Director, UK and was later appointed

Page 21 of 29 Pages

President of AstraZeneca K. K. and President of AstraZeneca’s business in Spain. He has served as a Standing Board Member of the Japan Pharmaceuticals Manufacturers Association and EFPIA in Japan. Before joining AstraZeneca, Mr. Hudson worked for Schering-Plough, where he held senior global marketing roles. He received a degree in Economics from Manchester Metropolitan University and a DipM from the UK’s Chartered Institute of Marketing. His current business address is 1800 Concord Pike, Wilmington, Delaware 19803.
Luke Miels	Australia	Luke Miehls currently serves as the Executive Vice-President, GPPS & Corporate Affairs, of AstraZeneca PLC. Mr. Miehls previously served as the Regional Head of the Asia Pacific Pharmaceuticals Division at Roche until May 2014. Mr. Miehls began his career in 1995 with AstraZeneca in Australia where he was a Sales Representative and Product Manager. He joined Aventis in 2000 as Marketing and Strategic Planning Manager in Australia before being appointed Country Manager for New Zealand in 2002 and subsequently Thailand the following year. He then transferred to the US to lead the Analytics and Commercial Effectiveness function of Aventis US. Following the Sanofi-Aventis merger, he led the US integration office in and was appointed Vice President of Sales for Diabetes at the conclusion of the merger. Mr. Miehl’s current business address is 2 Kingdom Street, London, W2 6BD.
Menelas Pangalos	United Kingdom	Menelas Pangalos currently serves as the Executive Vice-President, IMED Biotech Unit, of AstraZeneca PLC, a position he has held for the past five years. He joined AstraZeneca from Pfizer, where he was Senior Vice-President and Chief Scientific Officer of Neuroscience Research. Previously, he held senior discovery and neuroscience roles at Wyeth and GSK. Mr. Pangalos serves on the Medical Research Council and the Innovation Board for the Association of the British Pharmaceutical Industry. He completed his undergraduate degree in biochemistry at the Imperial College of Science and Technology, London and earned a doctorate in neurochemistry from the University of London. He is a Visiting Professor of Neuroscience at King’s College, London. His current business address is 2 Kingdom Street, London, W2 6BD.

Page 22 of 29 Pages

Directors and Executive Officers of AstraZeneca Intermediate Holdings Limited. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of AstraZeneca Intermediate Holdings Limited and the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of AstraZeneca Intermediate Holdings Limited. Unless otherwise indicated, the current business address of each person is 2 Kingdom Street, London, England W2 6BD United Kingdom.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Directors
Brendan Boucher	United Kingdom	Brendan Boucher serves as a Director of AstraZeneca Intermediate Holdings Limited. Mr. Boucher currently serves as Group Treasurer of AstraZeneca PLC, prior to which he was the Group Treasurer of Petrofac Ltd. until July 2014.
Marc Dunoyer	France	See information provided above.
Ian Brimicombe	United Kingdom	Ian Brimicombe serves as a Director of AstraZeneca Intermediate Holdings Limited. Mr. Brimicombe currently serves as the Vice-President of Corporate Finance for AstraZeneca PLC.

Page 23 of 29 Pages

Directors and Executive Officers of AstraZeneca UK Limited. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of AstraZeneca UK Limited and the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of AstraZeneca UK Limited. Unless otherwise indicated, the current business address of each person is 2 Kingdom Street, London, England W2 6BD United Kingdom.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Directors
Pascal Soriot	Sweden	See information provided above.
Marc Dunoyer	France	See information provided above.
Ian Brimicombe	United Kingdom	See information provided above.

Page 24 of 29 Pages

Directors and Executive Officers of AstraZeneca Treasury Limited. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of AstraZeneca Treasury Limited and the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of AstraZeneca Treasury Limited. Unless otherwise indicated, the current business address of each person is 2 Kingdom Street, London, England W2 6BD United Kingdom.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Directors
Brendan Boucher	United Kingdom	See information provided above.
Adrian Kemp	United Kingdom	See information provided above.
Ian Brimicombe	United Kingdom	See information provided above.

Page 25 of 29 Pages

Directors and Executive Officers of AstraZeneca Holdings BV. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of AstraZeneca Holdings BV and the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of AstraZeneca Holdings BV. Unless otherwise indicated, the current business address of each person is Louis Pasteurlaan 5, 2719 EE, Zoetermeer, Holland.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Directors
Henry Phillips	United Kingdom	Henry Phillips serves as a Managing Director of AstraZeneca Holdings B.V. Mr. Phillips currently serves as the Senior Tax Manager of AstraZeneca PLC, prior to which he served as a Tax Manager at Deloitte LLP until July 2012. Mr. Phillip’s current business address is 2 Kingdom Street, London, W2 6BD, United Kingdom.
Jef van Opdorp	Netherlands	Jef van Opdorp serves as a Managing Director of AstraZeneca Holdings B.V., a position he has held for the last five years.
Hans Sijbesma	Netherlands	Hans Sijbesma serves as a Managing Director of AstraZeneca Holdings B.V. He currently serves as the President of AstraZeneca—Netherlands, a position he has held for the last five years.
Robert Schuller	Belgium	Robert Shuller serves as a Managing Director of AstraZeneca Holdings B.V. Mr. Schuller currently serves as the Chief Financial Officer of AstraZeneca—Netherlands. Prior to joining AstraZeneca—Netherlands, Mr. Shuller served as the Finance Director of Refresco Gerber until March 2015 and as the Finance Manager of General Electric Healthcare until September 2011.

Page 26 of 29 Pages

Directors and Executive Officers of Zeneca Holdings, Inc. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of Zeneca Holdings, Inc. and the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Zeneca Holdings, Inc. Unless otherwise indicated, the current business address of each person is 1800 Concord Pike, Wilmington, Delaware 19850.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Directors
Stephen F. Mohr	United States	Stephen F. Mohr serves as a Director of Zeneca Holdings, Inc. He also currently serves as U.S. General Counsel to AstraZeneca Pharmaceuticals LP, a position he has held since July 2011. Prior to this, he was the Global Compliance Officer of AstraZeneca Pharmaceuticals LP from October 2006 until July 2011.
John McKenna	United States

John McKenna serves as a Director of Zeneca Holdings, Inc. He also currently serves as the U.S. Chief Financial Officer and Vice-President of Finance, North America, for AstraZeneca LP. Prior to joining AstraZeneca LP, Mr. McKenna served as the Chief Financial Officer of Ciba Vision Corp.

David E. White	United States	David E. White serves as a Director of Zeneca Holdings, Inc. He also currently serves as the Assistant Treasurer—North America for AstraZeneca Pharmaceuticals LP, a position he has held for the past five years.
Officers
Stephen F. Mohr	United States	See information provided above.
John McKenna	United States	See information provided above.
David E. White	United States	See information provided above.

Page 27 of 29 Pages

Directors and Officers of Parent. The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of Parent and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Parent. Unless otherwise indicated, the current business address of each person is 1800 Concord Pike, Wilmington, Delaware 19850.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Directors
Stephen F. Mohr	United States	See information provided above.
John McKenna	United States	See information provided above.
David E. White	United States	See information provided above.
Officers
Stephen F. Mohr	United States	See information provided above.
John McKenna	United States	See information provided above.
David E. White	United States	See information provided above.
Kathy Monday	United States	Kathy Monday serves as an Officer of Zeneca, Inc. She also currently serves as the Regional Vice-President of Supply—Americas for AstraZeneca Pharmaceuticals LP, a position she has held for the past five years.

Page 28 of 29 Pages

Directors and Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of Purchaser and the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Purchaser. Unless otherwise indicated, the current business address of each person is 1800 Concord Pike, Wilmington, Delaware 19850.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Directors
Richard J. Kenny	United States	Richard J. Kenny serves as Chairman, President and Treasurer of Zanzibar Acquisition Corp. He also current serves as Counsel to AstraZeneca Pharmaceuticals LP, a position he has held since July 1993.
Adiah Ferron Reid	United States	Adiah Ferron Reed serves as Secretary and Assistant Treasurer of Zanzibar Acquisition Corp. She also currently serves as Senior Counsel to AstraZeneca Pharmaceuticals LP, a position he has held for the past five years.
Officers
Richard J. Kenny	United States	See information provided above.
Adiah Ferron Reid	United States	See information provided above.

Page 29 of 29 Pages

SCHEDULE B
STOCKHOLDERS AND SUBJECT SHARES

Stockholder	Shares
Alta Partners VIII, L.P.	2,646,643
Devon Park Bioventures, L.P.	2,576,723
Devon Park Associates, L.P.	9,748
Sofinnova Venture Partners VIII, L.P.	609,455
D. Jeffrey Keyser	216,169
Alvaro Guillem	186,923
TOTAL	6,245,661